TIOMIN RESOURCES INC.

PRESS RELEASE

September 29, 2003

Tiomin Resources Inc. Receives Special Mining Lease for the Kwale Titanium Mineral Sands Project

Tiomin Resources Inc. is very pleased to announce that it has today received from the Kenyan Commissioner of Mines, a Special Mining Lease for the Kwale titanium-bearing mineral sands project located approximately 50 kms south of the port city of Mombasa. The renewable mining lease, which has an initial term of 16 years, renewable for a further 21 years, allows Tiomin to proceed towards the commercial development of the Kwale titanium deposit. Under the terms of the Special Mining Lease, Tiomin has the right to expand the area of the concession to encompass the area covered by its current exploration licence.

Jean-Charles Potvin, CEO of Tiomin declared " Tiomin is very pleased to have reached this milestone which is important for both Tiomin and Kenya. The Kwale project will create significant economic stimulus in the coastal economy of Kenya. We will now proceed with finalizing the mining agreement which covers the commercial and fiscal aspects of the mining operations."

During the past month Tiomin has been successfully operating a pilot plant at Kwale designed to confirm designed tailings deposition process and to produce additional tonnages of mineral concentrate for marketing purposes. Tiomin is now updating the feasibility study originally completed in 2000 with the latest state of the art mineral separation technology developments through the engineering firm Ausenco of Brisbane, Australia. In a separate development, well drilling in the Msambweni acquifer has confirmed the presence of a substantial fresh water resource which can provide all necessary water requirements for both the proposed operations and for the local population. Tiomin anticipates to be far advanced on product marketing and project financing by year-end with construction anticipated to start in 2004.

The Kwale project will be designed to produce some 330,000 tonnes of ilmenite annually in addition to 75,000 tonnes of rutile and 37,000 tonnes of zircon on average for the initial 6 years of operations. Both rutile and ilmenite are sources of titanium dioxide used primarily in the fabrication of pigments and titanium metal while zircon is used in a multitude of applications such as glazing for ceramics, foundry molds, and electronics to name a few.

In addition to Kwale, Tiomin holds three other large mineral sands deposits, Mambrui, Kilifi and Vipingo, which will ensure continued future growth for Tiomin.

The Series E and F warrants with an exercise price of $0.20 and $0.25, respectively will expire on October 21, 2003. If fully exercised, the conversion of the warrants will add approximately $2 million to Tiomin's treasury.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or visit our website: www.tiomin.com

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NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the prices of rutile, zircon and ilmenite, estimated future production, estimated costs of future production, the Company's sales policy and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of rutile, zircon and ilmenite, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.